Exhibit 99.1

News Release

MediWound to Host Third Quarter 2014 Financial Results Conference Call on November 5, 2014 at 4:30 p.m. Eastern Time
YAVNE, Israel (October 29, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated, biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced that the Company will release financial results for the three and nine months ended September 30, 2014, after the market close on Wednesday, November 5, 2014.

Following the release, MediWound's management will host a conference call for the investment community beginning at 4:30 p.m. ET on Wednesday, November 5, 2014, to discuss the financial results and to answer questions.

Shareholders and other interested parties may participate in the conference call by dialing (877) 602-7189 (domestic) or (678) 894-3057 (international) and entering passcode 26917687. The call also will be broadcast live on the Internet at www.streetevents.com and www.mediwound.com.

A replay of the call will be accessible two hours after its completion through November 11, 2014 by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 26917687. The call will also be archived for 90 days at www.streetevents.com and www.mediwound.com.

About MediWound Ltd.
MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Contacts:	Anne Marie Fields
Sharon Malka	Senior Vice President
CFO	LHA
MediWound	212-838-3777
ir@mediwound.co.il	afields@lhai.com